UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 23, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On June 23, 2025, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on June 24, 2025 and is expected to be paid on June 24, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.081
Soapstone	$ 0.067
Patrick	$ 0.042
Plumtree	$ 0.069
Chaparral	$ 0.072
Splash	$ 0.049
Tuscan	$ 0.051
Malbec	$ 0.044
Pinot	$ 0.043
Luna	$ 0.043
Kingsley	$ 0.011
Shoreline	$ 0.041
Holloway	$ 0.041
Badminton	$ 0.031
Mojave	$ 0.027
Wentworth	$ 0.067
Cupcake	$ 0.062
Basil	$ 0.043
Dewberry	$ 0.013
Spencer	$ 0.047
Summerset	$ 0.044
Forest	$ 0.023
Meadow	$ 0.031
Collinston	$ 0.020
Saddlebred	$ 0.019
Odessa	$ 0.018
Saturn	$ 0.012
Sugar	$ 0.022
Lennox	$ 0.050
Olive	$ 0.032
Dawson	$ 0.019
Ridge	$ 0.048
Bayside	$ 0.041
Elm	$ 0.047
River	$ 0.035
Amber	$ 0.037
Westchester	$ 0.024
Limestone	$ 0.020
Jupiter	$ 0.022
Weldon	$ 0.014
Elevation	$ 0.010
Oly	$ 0.031
McLovin	$ 0.023
Matchingham	$ 0.057
Rooney	$ 0.034
Diablo	$ 0.036
Sigma	$ 0.024
Grant	$ 0.036
Bandelier	$ 0.033
Ensenada	$ 0.020
Davidson	$ 0.016
Murphy	$ 0.030
Dolittle	$ 0.043
Butter	$ 0.033
Ribbonwalk	$ 0.031
Scepter	$ 0.031
Delta	$ 0.009
Saint	$ 0.053
Lovejoy	$ 0.050
Wave	$ 0.011
Greenhill	$ 0.037
Kawana	$ 0.054
Chelsea	$ 0.053
Terracotta	$ 0.029
Hollandaise	$ 0.013
Hadden	$ 0.047
Avebury	$ 0.037
Tulip	$ 0.036
Jack	$ 0.027
Louise	$ 0.050
Gardens	$ 0.035
Peanut	$ 0.044
100	$ 0.031
Grove	$ 0.023
Lanier	$ 0.029
Point	$ 0.022
Roxy	$ 0.035
Wisteria	$ 0.040
Heron	$ 0.019
Stonebriar	$ 0.028
Heritage	$ 0.034
Magnolia	$ 0.014
Rosewood	$ 0.043
Apollo	$ 0.023
Baron	$ 0.026
Swift	$ 0.037
Wildwood	$ 0.046
Madison	$ 0.033
Abbington	$ 0.039
Burlington	$ 0.027
Lannister	$ 0.027
Nugget	$ 0.028
Hines	$ 0.050
Ritter	$ 0.025
101	$ 0.028
Jake	$ 0.013
Holcomb	$ 0.033
Lookout	$ 0.032
Reynolds	$ 0.037
Kennesaw	$ 0.036
Pioneer	$ 0.027
Bazzel	$ 0.032
June	$ 0.029
Johnny	$ 0.033
Osprey	$ 0.023
Riverwalk	$ 0.035
Collier	$ 0.029
Folly	$ 0.028
Dogwood	$ 0.044
Walton	$ 0.027
Clover	$ 0.017
Dolly	$ 0.032
Kenny	$ 0.030
Creekside	$ 0.050
Wilson	$ 0.030
Daisy	$ 0.036
Henry	$ 0.022
Sodalis	$ 0.020
Loretta	$ 0.029
Conway	$ 0.028
Belle	$ 0.033
Chitwood	$ 0.030
Highland	$ 0.014
Wellington	$ 0.032
Braxton	$ 0.035
Reginald	$ 0.016
Camino	$ 0.041
Winston	$ 0.036
Inglewood	$ 0.027
Richardson	$ 0.018
Cumberland	$ 0.043
Bonneau	$ 0.024
Blossom	$ 0.044
Marcelo	$ 0.040
Aster	$ 0.016
Quincy	$ 0.028
Jill	$ 0.019
Marietta	$ 0.013
Mae	$ 0.029
Chester	$ 0.026
Shallowford	$ 0.016
Cypress	$ 0.015
Harrison	$ 0.032
Piedmont	$ 0.014
Kessler	$ 0.016
Hansel	$ 0.012
Falcon	$ 0.035
Goose	$ 0.037
Gretal	$ 0.027
Mimosa	$ 0.022
Redondo	$ 0.026
Sundance	$ 0.023
Chickamauga	$ 0.031
Sequoyah	$ 0.027
Litton	$ 0.046
Brainerd	$ 0.053
Regency	$ 0.037
Sunnyside	$ 0.053
Korin	$ 0.054
Dops	$ 0.039
Sajni	$ 0.047
Tuscarora	$ 0.013
Salinas	$ 0.047
Jefferson	$ 0.057
Marie	$ 0.049
Ella	$ 0.032
Cove	$ 0.029
Belvedere	$ 0.055
Avondale	$ 0.030
Martell	$ 0.037
Mycroft	$ 0.052
Longwoods	$ 0.029
Louis	$ 0.040
Fenwick	$ 0.030
Sims	$ 0.044
Augusta	$ 0.034
Cawley	$ 0.048
Bella	$ 0.036
Foster	$ 0.039
Franklin	$ 0.033
General	$ 0.057
Marion	$ 0.039
Marple	$ 0.037
Mary	$ 0.056
Onyx	$ 0.046
Palmer	$ 0.023
Porthos	$ 0.040
Simon	$ 0.018
Theodore	$ 0.038
Chinook	$ 0.046
Bergenia	$ 0.047
Felix	$ 0.032
Oscar	$ 0.018
Ellen	$ 0.052
Alvin	$ 0.055
Ballinger	$ 0.035
Briarwood	$ 0.053
Abernant	$ 0.035
Calvin	$ 0.054
Fletcher	$ 0.044
Hobbes	$ 0.048
Irene	$ 0.051
Peterson	$ 0.041
Richmond	$ 0.039
Winchester	$ 0.026

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 23, 2025.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer